Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Bob Purcell Ph: 866 964 8256 Paul McSharry Ph: 353 1 663 3600	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Elan Statement Regarding Shareholder Call

DUBLIN, September 8, 2010 Elan Corporation, plc ("Elan") (NYSE: ELN) today issued the following statement in response to a public conference call organized by an investor who has proposed directors for Elan’s Board:

“As always, we are open to and appreciate investor feedback.  The Nominating and Governance Committee of Elan’s Board of Directors will take the names of all proposed candidates for our Board under advisement.”

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.
Source: Elan Corporation, plc

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